Exhibit 23.2

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the incorporation by reference in this Registration Statement on Form S-3 of Quaker Chemical Corporation of our report dated March 29, 2019, except for the paragraph under the subheading “Subsequent Event Alleviating Substantial Doubt” and the change in the manner in which Global Houghton Ltd. accounts for net periodic pension cost discussed in Note 1 to the consolidated financial statements, as to which the date is August 29, 2019, relating to the financial statements of Global Houghton Ltd., which appears in Quaker Chemical Corporation's Current Report on Form 8-K/A dated August 29, 2019. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania

September 26, 2019